Exhibit 12.2

SOUTHERN CALIFORNIA EDISON
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(Millions of Dollars)

Earnings:	2006	2007	2008	2009	2010

Income from continuing operations
before tax and noncontrolling interest	$ 1,540	$ 1,400	$ 1,246	$ 1,620	$ 1,532
Less: Income from equity investees	-	-	-	-	-
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,540	1,400	1,246	1,620	1,532
Add:
Fixed charges (see below)	502	540	520	535	565
Amortization of capitalized interest	1	2	2	2	2
Distributed income of equity investees	-	-	-	-	-
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	-	-	-	-	-
Subtract:
Interest capitalized	(2)	(3)	(3)	(4)	(7)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	(77)	(74)	(75)	(73)	(73)
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	(275)	(305)	(170)	(94)	-

Earnings as adjusted	$ 1,689	$ 1,560	$ 1,520	$ 1,986	$ 2,019

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	$ 399	$ 429	$ 407	$ 420	$ 429
Add: AFUDC	19	25	27	32	43
Interest expenses - net of capitalized interest	418	454	434	452	472
Interest capitalized (2)	3	3	3	4	7
Interest portion of rental expense (3)	2	8	7	5	12
Allocable portion of interest on long-term contracts
for purchased power (4)	2	1	1	1	1
Preferred and preference stock dividend
requirement - pre-tax basis	77	74	75	73	73

Total fixed charges	$ 502	$ 540	$ 520	$ 535	$ 565

Ratio	3.36	2.89	2.92	3.71	3.57

(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership. The amount for 2006 is restated.
(3)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.
(4)	Allocable portion of interest included in annual minimum debt service requirement of supplier.